FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 5, 2018, announcing that JSAT Awards Gilat Multi-Million US Dollar Project for Mobility and Fixed Broadband Services in Japan.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 5, 2018	By: /s/ Yael Shofar
Yael Shofar
General Counsel

JSAT Awards Gilat Multi-Million US Dollar Project for Mobility
and Fixed Broadband Services in Japan

Gilat will enable JSAT’s new set of services in support of JSAT’s growth plans

Petah Tikva, Israel, November 5, 2018 Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that SKY Perfect JSAT Corporation (JSAT) awarded Gilat a multi-million US dollar project for its new mobility and fixed broadband service in Japan. The new set of services enabled by Gilat will support JSAT’s growth plans.

Incorporating multiple applications over a single network, the project is based on Gilat’s SkyEdge II-c, which provides a single platform for a variety of fixed and mobility services and will provide new levels of speeds and performance. The solution also incorporates redundant primary and secondary sites to deliver the high availability and reliability necessary for critical needs. Multiple use cases are supported including services for government, utilities, banks and hospitals, as well as broadband connectivity for several mobility applications such as emergency response vehicles and on-the-move news and media cars.

“Our strategic partnership with JSAT is a testament to our joint commitment to enable new and improved services including disaster recovery, to address the challenges in Japan, for the benefit of the Japanese people.” said Abhay Kumar, Regional Vice President Asia and North America. “With our multi-application single platform, JSAT will be able to support their growth plans to deliver plentiful, quality and affordable satellite-based broadband communication to their fixed and mobility customers across Japan.”

About SKY Perfect JSAT
 SKY Perfect JSAT Corporation is a leader in the converging fields of broadcasting and communications. It is Asia’s largest satellite operator with a fleet of 18 satellites, and Japan’s only provider of both multi-channel pay TV broadcasting and satellite communications services. SKY Perfect JSAT delivers a broad range of entertainment through the SKY PerfecTV! platform, the most extensive in Japan with a total of 3 million subscribers. In addition, SKY Perfect JSAT’s satellite communications services, which cover Japan and the rest of Asia, as well as Oceania, Russia, Middle East, Hawaii and North America, play a vital role in supporting safety, security and convenience for society as a whole. For more information, please visit www.sptvjsat.com/en/ and www.jsat.net/en/.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite
Networks

Doreet Oren, Director Corporate Communications

DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net